02034419

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME WGN Resources Ltd

*CURRENT ADDRESS

PROCESSED
JUN 0 6 2002
THOMSON
FINANCIAL P

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 2418 FISCAL YEAR 12-31-01

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	*AR/S (ANNUAL REPORT)*	☑
12G32BR (REINSTATEMENT)	☐	*SUPPL (OTHER)*	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DATE : 5/30/02

82-2418

NC

NOTICE OF ANNUAL GENERAL MEETING OF THE SHAREHOLDERS OF
WPN RESOURCES LTD.

TAKE NOTICE that the Annual General Meeting of the Shareholders of WPN RESOURCES LTD. (hereinafter called the "Company"), will be held at #1710 - 1177 West Hastings Street, in the City of Vancouver, in the Province of British Columbia, on **Friday, June 28, 2002**, at the hour of **11:00 a.m.** (local time) for the purpose of:

1. Receiving and considering the Report to Shareholders from the Board of Directors.
2. Receiving and considering the Financial Statements of the Company and the Auditors' Report thereon.
3. Approving a Resolution to fix the number of Directors for the ensuing year at **four (4)**.
4. Electing Directors for the ensuing year.
5. Approving the appointment of Auditors for the ensuing year.
6. Considering, and if thought advisable, approving a resolution authorizing the Directors to grant, without further resolution or approval by the shareholders, Director and/or employee incentive stock options.
7. Considering and, if thought advisable, approving a resolution of disinterested shareholders authorizing the Directors to vary the terms of existing incentive stock options in accordance with the policies of the TSX Venture Exchange.
8. Approving a motion to ratify Directors' actions during the past year.
9. Transacting such other business as may properly come before the meeting or any adjournment thereof.

02 MAY 29

AR/S
12-31-01

Shareholders who are unable to attend the Meeting in person are requested to date and sign the enclosed form of instruction of Proxy and to return it to the Company's Registrar and Transfer Agent, **Pacific Corporate Trust Company, 10th Floor - 625 Howe Street, Vancouver, B.C., V6C 3B8**, not less than 48 hours (exclusive of Saturdays and Holidays) before the Meeting on **Friday, June 28, 2002.**

DATED at Vancouver, British Columbia, **May 16, 2002.**

BY ORDER OF THE BOARD

INFORMATION CIRCULAR

WITH RESPECT TO THE SOLICITATION OF PROXIES BY MANAGEMENT OF WPN RESOURCES LTD. FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS TO BE HELD AT #1710 -1177 WEST HASTINGS STREET, IN THE CITY OF VANCOUVER, PROVINCE OF BRITISH COLUMBIA ON **Friday, June 28, 2002 at 11:00 a.m**. (LOCAL TIME).

PROXIES:

(a) A SHAREHOLDER GIVING A PROXY CAN DELETE THE NAMES OF THE NOMINEES NAMED IN THE ACCOMPANYING FORM AND INSERT, IN THE SPACE PROVIDED, THE NAME OF SOME OTHER NOMINEE. A PROXY NOMINEE NEED NOT BE A MEMBER OF THE COMPANY.

(b) A shareholder forwarding the attached proxy may indicate the manner in which the nominee is to vote with respect to any specific item by checking the appropriate space. If the shareholder giving the proxy wishes to confer a discretionary authority with respect to any item of business, then the space opposite the item is to be left blank. IN SUCH INSTANCE THE NOMINEE, IF ONE PROPOSED BY MANAGEMENT, WILL VOTE THE SHARES REPRESENTED BY THE PROXY IN FAVOUR OF EACH ITEM LEFT BLANK. A discretionary authority so granted may be exercised with respect to amendments or variations to matters which may properly come before the Meeting, unless the shareholder deletes the discretionary authority from the proxy.

(c) The shares represented by the proxies submitted by the shareholders will be voted in accordance with the directions, if any, given in the proxies.

(d) A shareholder giving a proxy shall have the right to attend, or appoint someone else to attend as his proxy, at the meeting and the proxy earlier submitted can be revoked in the manner described in the next item below entitled "Revocability of Proxy".

(e) A form of Proxy will not be valid unless it is completed **and delivered to the Pacific Corporate Trust Company, 10th Floor - 625 Howe Street, Vancouver, British Columbia V6C 3B8** not less than 48 hours (excluding Saturdays and Holidays) before the meeting at which the person named therein purports to vote in respect thereof.

REVOCABILITY OF PROXY:

A shareholder giving a proxy has the power to revoke it. Revocation can be effected by an instrument in writing signed by the shareholder giving the proxy or the shareholder's duly authorized attorney, either deposited at the **Registered Office of the Company at #1710 - 1177 West Hastings Street, Vancouver, B.C. V6E 2L3**, 48 hours prior to the Meeting, or any adjournment thereof, or by depositing the same with the Chairman of the Meeting on the day of the Meeting, prior to the hour of commencement, or by personal appearance by the shareholder giving the proxy at the Meeting prior to the hour of commencement of the Meeting.

PERSONS MAKING THIS SOLICITATION:

This solicitation is made on behalf of Management of **WPN Resources Ltd.**, and the cost of it will be borne by the Company. No Director has given Management notice that he intends to oppose any action intended to be taken by Management at the Meeting.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON:

No Director or Officer, past or present or any person on behalf of whom this solicitation is made has any interest, direct or indirect, in any matter to be acted upon at the meeting, except for the resolution to approve Director and employee incentive options and except that such persons may be indirectly involved in the normal business of the Meeting or the general affairs of the Company.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF:

(a) There are **20,451,814** shares of the Company outstanding, all of one class known as common. All are entitled to vote at the Meeting and each share has one non-cumulative vote.

(b) The Record Date for the Meeting is **May 10, 2002**.

(c) To the best of the knowledge of the Company the only shareholders holding directly or indirectly, shares carrying more than 10% of the voting rights attached to the issued shares of the Company are as follows:

CDS & Co.(1) - 13,126,128 (64%)

(1) The beneficial owners of the shares thus shown are not known to management of the Company.

ELECTION OF DIRECTORS:

The following persons are proposed to be nominated for election as Directors at the Annual Meeting. All of those who are presently Directors will have their term of office as Directors expire as of the date of the Meeting, but other offices held by them with the Company will be continued unless they are not re-elected Directors. All of the Directors who are elected will have their term of office expire at the next Annual General Meeting of the Company.

Name, Country of Residence and Present Office Held	Five Year History of Principal Occupations	Date of Becoming a Director	No. of Shares Beneficially Held
GLENN WHIDDON Director/President and Chief Executive Officer United Kingdom	Managing Director, Pinnacle Associates Ltd.	September 18, 1996	2,800,325
JEREMY ENG * Director	Petroleum Engineering Consultant	November 8, 2001	nil
ROBERT CROSS Director Canada	Self-employed, managing own investments	Not presently a director	nil
PETER BLAKEY Director United Kingdom	Principal, TM Information Services Limited and TM Services Ltd.; director Star Petroleum;	Not presently a director	58,008

* Member of the Company's Audit Committee

EXECUTIVE COMPENSATION

Interpretation

Form 41 of the *Securities Act* (British Columbia) defines "Executive Officer" to mean the Chairman and any Vice-Chairman of the Board of Directors of the Company, where the functions of the office are performed on a full-time basis, the President, any Vice-President in charge of a principal business unit such as sales, finance or production, and an officer of the Company or of a subsidiary who performs a policy-making function in respect of the Company, whether or not the officer is also a director of the Company or the subsidiary.

Summary Compensation Table

The number of executive officers of the Company is **two,** the **President** and **Secretary**. The aggregate remuneration paid to the Executive Officers for the year ended **December 31, 2001** was **$49,500U.S.**

The compensation for each of the Executive Officers of the Company for the years ended as of **December 31, 2001, 2000 and 1999** is set out below:

Name and Principal Position	Year	Annual Compensation			Long Term Compensation			All Other Compe-nsation ($)
					Awards		Payouts	
		Salary ($)	Bonus ($)	Other Annual Compen-sation ($)	Securities Under Option/ SARs Granted ($)	Restricted Shares of Restricted Share Units ($)	LTIP Payouts ($)	
Glenn Whiddon President and Director	2001	US49,500	nil	nil	nil	nil	nil	nil
	2000	US75,000	nil	nil	350,000 @ $0.30	nil	nil	nil
	1999	US82,500	nil	nil	350,000 @ $0.30	nil	nil	nil
Sasha Karpov Director Secretary	2001	nil	nil	nil	nil	nil	nil	nil
	2000	nil	nil	US24,628	300,000 @ $0.30	nil	nil	nil
	1999	US36,000	nil	nil	300,000 @ $0.30	nil	nil	nil

The benefits listed in the table are subject to the usual statutory deductions for social security and like deductions.

The Company does not provide any pension, retirement plan or other remuneration for its Directors or Officers that constitutes an expense to the Company, nor are there any plans or arrangements in respect of compensation received or that may be received by Executive Officers in the Company's most recently completed or current financial year to compensate such officers in the event of the termination of employment or a change in control of the Company;

The following table sets forth options granted to Executive Officers of the Company in the most recently completed financial year:

FORM 51-901F

QUARTERLY REPORT

Incorporated as part of: _____ Schedule A
_x_ Schedules B & C

ISSUER DETAILS:

NAME OF ISSUER	WPN Resources Ltd. (formerly Western Pinnacle Mining Ltd.)
ISSUER ADDRESS	P.O. Box 10123, #1620 - 701 West Georgia Street, Vancouver, B.C. V7Y 1C6
ISSUER TELEPHONE NUMBER	(604) 669-2099
CONTACT PERSON	Mr. Glenn Whiddon
CONTACT'S POSITION	President
CONTACT TELEPHONE NUMBER	(604) 669-2099
CONTACT E-MAIL ADDRESS	westpinn@lightspeed.ca
WEBSITE ADDRESS	www.wpnresources.com
FOR QUARTER ENDED	December 31, 2001
DATE OF REPORT	May 16, 2002

CERTIFICATE

THE SCHEDULE (S) REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS QUARTERLY REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT. PLEASE NOTE THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF SCHEDULE A AND SCHEDULES B & C.

Jeremy Eng	*"Jeremy Eng"*	02/05/16
NAME OF DIRECTOR	***SIGN***	**DATE SIGNED**
Glenn Whiddon	*"Glenn Whiddon"*	02/05/16
NAME OF DIRECTOR	***SIGN***	**DATE SIGNED**

WPN RESOURCES LTD.
(formerly Western Pinnacle Mining Ltd.)
FORM 51-901F
SECURITIES ACT
QUARTERLY REPORT AS AT DECEMBER 31, 2001

SCHEDULE B: SUPPLEMENTARY INFORMATION

1. Analysis of expenses and deferred costs

   See Financial Statements

2. Payments and accruals to non-arm's length parties for the year:

Management fee paid to an officer and director	$	78,034
Directors fees paid to a director		3,186
Salaries paid to a former director of the company		29,237
Interest paid on loan from a private company owned by a director		71,072
Fees paid to accounting firm in which a director is a partner		47,300
	$	228,829

3. Summary of securities issued and options granted during the year

   a) Shares issued in the period:

      9,898,572 shares issued for settlement of debt at a deemed price of $0.14 per share
      375,000 escrow shares returned to treasury

   b) Options granted in the year:

      None

4. Summary of securities at end of year

   a) Capital Stock

      Authorized:

      100,000,000 common shares without par value

   b) Issued:

1 @ $1.00	
750,000 @ $0.01	
1,000,000 @ $0.25	
800,000 @ $0.45	
700,000 @ $0.35	(property acquisition)
1,200,000 @ $0.25	
1,400,000 @ $1.00	(S.M.F.)
210,000 @ $0.93	(Greenshoe)
85,000 @ $0.50	(options)
232,500 @ $0.68	(options)
29,500 @ $1.30	(options)
30,000 @ $0.50	(options)
350,000 @ $1.00	(brokers' warrants)
1,000,000 @ $0.30	(warrants)
100,000 @ $0.25	(warrants)
87,500 @ $0.86	(fiscal agent fee)
250,000 @ $0.60	(private placement)

WPN RESOURCES LTD.
(formerly Western Pinnacle Mining Ltd.)
FORM 51-901F
SECURITIES ACT
QUARTERLY REPORT AS AT DECEMBER 31, 2001

SCHEDULE B: SUPPLEMENTARY INFORMATION (Continued)

4. b) Capital Stock (continued)

1,000,000 @ $0.55	(private placement)
63,000 @ $0.62	(private placement)
25,000,000 @ $0.57	(property acquisition)
1,746,000 @ $0.57	(private placement)
750,000 @ $1.00	(finder's fee)
127,825 @ $0.57	(finder's fee)
50,000 @ $0.38	(options)
690,000 @ $0.38	(options)
8,452,500 @ $0.80	(private placement)
4,097,455 @ $0.55	(private placement)
1,187,067 @ $0.30	(private placement)
(1,187,067) @ $0.25	(cancellation of shares)
1,850,600 @ $0.25	(acquisition of Geometal Plus)
4,214,840 @ $0.25	(private placement)
1,495,300 @ $0.25	(private placement)
3,124,333 @ $0.30	(private placement)
750,000 @ $0.30	(debt settlement)
(375,000)	(return to treasury escrow shares)
9,898,572 @ $0.14	shares for settlement of debt
71,159,925	TOTAL

c) Options Outstanding:

Optionee	Relationship To Company	Exercise Price	Expiry Date	No. of Shares
NONE				

Warrants Outstanding:

3,436,766 exercisable as to two warrants and cash of $0.40 up to January 5, 2002 (expired subsequent to December 31, 2001)

d) Escrow/Pooling:

The number of escrowed shares was nil
The number of pooled shares was nil

5. List of directors and officers

Directors:

Glenn Whiddon
Cyrus Driver
Sasha Karpov
Jeremy Eng

Officers:

Glenn Whiddon, President
Sasha Karpov, Secretary

WPN RESOURCES LTD.
(formerly Western Pinnacle Mining Ltd.)
FORM 51-901F
SECURITIES ACT
QUARTERLY REPORT AS AT DECEMBER 31, 2001

SCHEDULE C: MANAGEMENT DISCUSSION

This discussion and analysis should be read in conjunction with the consolidated financial statements for the years ended December 31, 2001 and December 31, 2000 and recent press releases. The Company's reporting currency is the Canadian dollar. All amounts in this discussion and in the consolidated financial statements are expressed in thousands of Canadian dollars, unless identified otherwise.

NATURE OF BUSINESS

The Company was incorporated under the laws of the Province of BC on February 29, 1988, by registration of its Memorandum and Articles under the name 341446 B. C. Ltd. and it was continued into the Yukon Territory by Certificate of Continuance dated May 15, 1997. On January 8th, 2002, the Company changed its name to WPN Resources Ltd. and consolidated its share capital on a one (1) new for four (4) old basis. The consolidation and name change were approved at the Company's Annual General Meeting held June 29, 2001.

The authorized capital of the Company consists of 100,000,000 common shares without par or nominal value.

DISCUSSION OF OPERATIONS AND FINANCIAL CONDITION

During the 12-month period ended December 31, 2001, The Company reported an income of $12,666 (2000, ($19,359)) or $0.20 per share (2000 ($0.31) per share).

During the 12-month period ended December 31, 2001, the Company sold its investment in OJSC Geometall Plus to a group of Russian investor. Geometall Plus held a ~25% investment in the Omolon Gold Mining Company. The Company is continuing to focus on the natural resource sector, however has elected to spread its geographic focus beyond the Russian Federation. The Company sold its investment as it was unable to come to a settlement with Magadan Administration with regards to a loan provided to finance the Company's Russian subsidiary Geometall Plus in respect of its capital contributions to the project.

In an attempt to manage its capital base more effectively and to reduce expenses, the Company closed its Moscow office in May this year. The previous Russian management team is currently providing consulting services to the Company as and when required. This allows for the existing assets to continue to be managed without the cost of maintaining a Moscow office.

The Company still maintains operations in Magadan via OAO Geometall. Geometall holds two exploration licenses, small hard rock gold operations and seasonal alluvial business. The alluvial gold operations resulted in 150 kgs of gold extracted.

During the year, the Company evaluated a number of new business opportunities mainly related with the development of hydrocarbon assets in Italy and advanced $132 in expenses for due diligence performed on a number of natural resource projects.

At the Company's AGM on June 29th, 2001 Mr. Cyrus Driver was appointed to the Board of Directors replacing Mr. Robin Matthews.

On November 2, 2001, the Company announced that its long time oil and gas consultant, Mr. Jeremy Eng, had agreed to join the Board as Technical Director. Mr. Eng has worked as a consultant with the Company since 1992, being involved in the Company's oil and gas activities in the Komi Region and later in 1998 – 2000 in the Samara and Volgagrad regions of Russia. Mr. Eng will assist the Company in the expansion of the Company's resource activities.

On November 22, 2001, and under submission No. 68775, the Canadian Stock Exchange accepted for filing the Company's proposal to issue 9,898,572 shares at a deemed price of $0.14 per share to settle outstanding debt for $1,386 to certain creditors. This has resulted in a substantial improvement in the Company's working capital position and provides the Company with a firm foundation to move forward in its future resource activities.

On February 22, 2002, the company announced that it had filed amended and restated quarterly financial statements for the six month period ended June 30, 2001 and nine month period ended September 30, 2001. Subsequent to filing the original quarterly financial statements and during a review of the accounts in respect of a pending Australian listing, the management of the company determined that certain expenditures and revenue were incorrectly accrued for the years ended December 31, 2000 and 1999 due to issues of consolidation, accounting, personnel changes, the closure of the Company's Moscow Office and translation issues. The Accounting function has now been consolidated in Vancouver with the Company's external accountants, Davidson & Co. A prior period adjustment has been recorded to reflect the restated balances of prior period financial statements. The adjustment results in a reduction in liabilities and an increase in net assets and does not affect the cash.

As the Company has a large number of Australian shareholders, an Australian listing is currently being reviewed.

RELATED PARTY TRANSACTIONS

During this quarter $110 was paid to Directors and officers of the Company for management and directors fees (2000 $ 167). $71 interest on advances was paid to a company of which a director has an interest (2000 $nil). $47 of accounting fees was paid to a company in which a director has an interest.(2000 $nil).

INVESTOR RELATIONS

The Company did not undertake any investor relations activity during the year ended December 31, 2001.

SUBSEQUENT EVENTS

Acquisition of Italian Concessions

1. San Marco

The Company reported on February 1 that it had entered into an agreement for the acquisition, from Puma Petroleum Limited, of Channel House, St. Peter Port, Guernsey, and TM Information Systems Limited, of 5 Charterhouse Square, London, U.K. of a 100% interest in an Application for an Italian, on-shore petroleum licence known as the "San Marco Permit" consisting of approximately 38, 200 hectares. The San Marco Permit is located in the south-eastern Po Valley, close to the town of Ravenna, Italy, on the Adriatic Coast. The Application lands are in the area of the large Ravenna and Dosso Delgi Angeli fields. Consideration for the acquisition of the Permit is the payment of the sum of $41U.S., which is a reimbursement of costs of the vendors of the Permit, and the issuance of 1,687,500 shares of the Company to be issued at a deemed price of $0.12 per share. The Company is also required to pay for an environmental impact study covering the permitted lands, which is estimated to cost $7 U.S., and intends to undertake a work program associated with the Permit as follows: (1) within twelve months, a gravity and geological study at an estimated cost of $28 U.S.; (2) within twenty-four months, complete 100 kilometres of seismic re-processing at an estimated cost of $125U.S.; (3) within thirty months, acquire 60 kilometres of seismic at an estimated cost of $200U.S.; (4) within forty-two months, drill one well on the licensed lands to a contract depth of 3,000 metres at an estimated cost of $3,000U.S

2. Pantelleria

On April 12, 2002 the Company announced that it had exercised previously granted options to acquire two additional oil and gas concessions located in Italy. Pursuant to an option agreement dated January 24, 2002 between Puma Petroleum Limited, of Channel House, St. Peter Port, Guernsey and the Company, Puma agreed to grant to the Company the sole and exclusive option to acquire all of Puma's right, title and interest in and to the Pantelleria West and Pantelleria South permit applications consisting of 65,719 hectares and 66,531 hectares, respectively. Upon exercise of the option, Puma and the Company are deemed to have entered into a formal purchase and sale agreement for the sale of the permits from Puma to the Company. The consideration for the sale consists of 2,014,497 common shares of the Company issued at a deemed price of $0.12 per share, and the payment to Puma of $67U.S. as a re-payment of Puma's costs in respect of the Permits. The purchase agreement is subject to conditions precedent, which include the parties' obtaining all requisite approvals, including approval of the CDNX and Italian regulatory authorities.

3. Borsano

Pursuant to a second option agreement dated January 24, 2002 between Puma, TM Information Systems Limited, of 5 Charterhouse Square, London, U.K. and the Company, the Company was granted an option to acquire all of the parties' interests in and to the Borsano permit application located onshore Italy consisting of approximately 31,784 hectares. Upon electing to exercise the option, the parties are deemed to have entered into a formal purchase and sale agreement.

The consideration for the sale consists of 1,231,027 shares of the Company issued at a deemed price of $0.12 per share and the payment of $41 U.S. as a re-payment of costs in respect of the permit. The purchase agreement is also subject to conditions precedent, which include the parties' obtaining all requisite approvals, including approval of the CDNX and Italian regulatory authorities.

Having exercised its option in respect of the acquisition of these assets the Company is currently closing these transaction.

- **Investor Relations Agreement**

On March 28, 2002 the company reported that it had entered into an investor Relations Agreement with Defero Inc. Communication. Defero will assist the Company in coordinating its public relations program and introducing the Company to brokers and investment dealers and informing them of the particulars of the development of the business and potential of the Company. For its services, Defero will receive a monthly fee and be reimbursed its expenses in amounts not to exceed $100 on an annual basis.

- **Private Placement and Incentive Stock Options**

ON March 28th, 2002 the Company directors approved the granting of director and employee incentive stock options aggregating 1,680,000 shares. It was also reported on the same date that the directors had negotiated a private placement of 2,500,000 units at a price of $0.20 per unit to raise a total of $500. These funds will be applied to a work program on the Company's recently acquired Italian oil concession and for working capital

- **Convertible Notes**

On February 22nd the Company advised that it had issued 316,000 units at a price of $1.00 per unit in satisfaction of a US$200 convertible loan dated April 6, 1999. Each unit consists of one common share and one non-transferable share purchase warrant. Two warrants entitle the holder to purchase one fully paid and no-assessable common share of the Company at a price of $1.20 per share for a period of twelve months from February 6, 2002. The Company also issued 658,333 common shares at a deemed price of $1.20 per share in satisfaction of a US$500 convertible loan dated September 8, 1998. The shares issued in respect of each convertible loan are subject to a restriction on resale to June 8, 2002.

No legal proceedings are under way either by or against the Company.

LIQUIDITY AND SOLVENCY
(Expressed in thousands of Dollars)

	December 31, 2001	December 31, 2000
Deficit	$(18,390)	$(31,056)
working capital (deficiency)	$(163)	$(37,278)
Cash	$1,332	$924

FORM 51-901F

QUARTERLY REPORT

Incorporated as part of: __x__ Schedule A
_____ Schedules B & C

ISSUER DETAILS:

NAME OF ISSUER	WPN RESOURCES LTD. (formerly Western Pinnacle Mining Ltd.)
ISSUER ADDRESS	P.O. Box 10123, #1620 - 701 West Georgia Street, Vancouver, B.C. V7Y 1C6
ISSUER TELEPHONE NUMBER	(604) 669-2099
CONTACT PERSON	Mr. Glenn Whiddon
CONTACT'S POSITION	President
CONTACT TELEPHONE NUMBER	(604) 669-2099
CONTACT E-MAIL ADDRESS	westpinn@lightspeed.ca
WEBSITE ADDRESS	www.wpnresources.com
FOR QUARTER ENDED	December 31, 2001
DATE OF REPORT	May 16, 2002

CERTIFICATE

THE SCHEDULE(S) REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS QUARTERLY REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT. PLEASE NOTE THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF SCHEDULE A AND SCHEDULES B & C.

Glenn Whiddon	***"Glenn Whiddon"***	***"May 16, 2002"***
NAME OF DIRECTOR	***SIGN***	**DATE SIGNED**
Jeremy Eng	***"Jeremy Eng"***	***"May 16, 2002"***
NAME OF DIRECTOR	***SIGN***	**DATE SIGNED**

WPN Resources Ltd.

(formerly Western Pinnacle Mining Ltd.)

Consolidated Financial Statements

December 31, 2001

December 31, 2001 **Page**

CHARTERED
ACCOUNTANTS
MacKay LLP

1000 - 1190 Hornby Street
Vancouver, BC V6Z 2W2
Tel: 604-687-4511
Fax: 604-687-5617
Toll Free: 1-800-351-0426
www.MacKayLLP.ca

mackay.ca

Auditors' Report

To the Shareholders of
WPN Resources Ltd.
(formerly Western Pinnacle Mining Ltd.)

We have audited the consolidated balance sheets of WPN Resources Ltd. (formerly Western Pinnacle Mining Ltd.) as at December 31, 2001 and 2000 and the consolidated statements of operations, deficit, and cash flows for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2001 and 2000 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles. As required by the British Columbia Company Act, we report that, in our opinion, these principles have been applied on a consistent basis.

"MacKay LLP"
Chartered Accountants

Vancouver, Canada.
April 22, 2002

WPN Resources Ltd.
(formerly Western Pinnacle Mining Ltd.)

Consolidated Statements of Operations
(Expressed in CDN Thousands of Dollars)

For the year ended December 31,		2001		2000
Revenue				
Mining operations	$	1,861	$	1,053
Advisory services		393		2,015
Interest		31		32
Foreign exchange gain (loss)		(1,105)		(166)
		1,180		2,934
Expenses				
Write-down of capital assets		121		-
Write-down of marketable securities		13		-
Gain on sale of Omolon		(15,677)		-
Write-off of Dukat (note 7)		-		16,092
Loss on equity investments (note 7)		-		1,516
		(15,543)		17,608
Administration				
Accounting, administration and audit		114		74
Amortization and depreciation		164		244
Bad debts		530		78
Interest and bank charges		142		1,389
Legal, consulting and professional fees		757		693
Office, rent and miscellaneous		179		581
Salaries and wages		1,583		1,406
Shareholder services		249		216
Taxes other than income taxes		339		161
Recovery of prior year expenses		-		(157)
		4,057		4,685
Income (loss) for the year	**$**	**12,666**	$	(19,359)
Income (loss) per share	**$**	**0.20**	$	(0.31)

WPN Resources Ltd.
(formerly Western Pinnacle Mining Ltd.)

Consolidated Statements of Deficit
(Expressed in CDN Thousands of Dollars)

For the year ended December 31,		2001		2000 (restated note 4)
Balance, beginning of year				
As previously reported	$	(31,056)	$	(11,893)
Prior period adjustment (note 4)		-		196
As restated		**(31,056)**		(11,697)
Income (loss) for the year		**12,666**		(19,359)
Deficit, end of year	**$**	**(18,390)**	$	(31,056)

WPN Resources Ltd.
(formerly Western Pinnacle Mining Ltd.)

Consolidated Balance Sheets
(Expressed in CDN Thousands of Dollars)

December 31,		2001		2000
Assets				
Current				
Cash (note 5)	$	1,332	$	924
Accounts receivable (note 6)		309		983
Prepaid expenses		33		140
Advances		-		16
Inventory		263		351
		1,937		2,415
Investment in marketable securities (note 7)		**-**		13
Investment in associated companies (note 8)		**58**		22,968
Intangible assets		**3**		3
Deferred resource property expenditures (note 9)		**132**		-
Property, plant and equipment (note 10)		**548**		820
	$	**2,678**	$	26,219
Liabilities				
Current				
Accounts payable and accrued liabilities (note 11)	$	639	$	2,224
Short term loan		346		-
Current portion of long-term debt (note 13)		-		36,419
Convertible loan (note 12)		1,115		1,050
		2,100		39,693
Shareholders' Equity				
Share capital (note 14)		**18,968**		17,582
Deficit		**(18,390)**		(31,056)
		578		(13,474)
	$	**2,678**	$	26,219

Contingencies and commitments (note 17)
Approved by the Directors:

"Glenn Whiddon" Director   *"Jeremy Eng"* Director

WPN Resources Ltd.
(formerly Western Pinnacle Mining Ltd.)

Consolidated Statements of Cash Flows
(Expressed in Thousands of Dollars)

For the year ended December 31,	**2001**	2000
Cash provided by (used for)		
Operating activities		
Income (loss) for the year	$ 12,666	$ (19,359)
Add items not affecting cash:		
Amortization and depreciation	164	244
Accrued interest on long-term debt	-	1,279
Foreign exchange loss (gain) on long-term debt	1,535	1,012
Gain (loss) on equity investments	(15,677)	1,516
Provision for doubtful accounts	530	78
Write-down of capital assets	121	-
Write-down of marketable securities	13	-
Write-off of Dukat	-	16,092
	(648)	862
Change in non-cash working capital items	178	(804)
	(470)	58
Financing activities		
Long-term debt	-	(339)
Issue of common shares for cash, net of issue costs	-	876
	-	537
Investing activities		
Proceeds on disposition of Omolon	1,075	
Investment in associated companies	(52)	
Investment in resource properties	(132)	-
Purchase of capital assets, net of proceeds on disposal	(13)	(334)
	878	(334)
Net increase in cash	**408**	261
Cash, beginning of year	**924**	663
Cash, end of year	**$ 1,332**	$ 924

1. Nature of Operations

The Company was incorporated in British Columbia as Star Valley Resources Corporation (Star Valley) in February 1988. In August 1996, the Company acquired 100% of Sakha Gold Overseas Limited (SGL), a company incorporated in November 1995 in Cyprus, which affected a reverse takeover of Star Valley. The Company changed its name from Star Valley to Western Pinnacle Mining Ltd. (WPN) in December 1996. Effective January 8, 2002 the Company consolidated its share capital on a four old for one new basis and changed its name to WPN Resources Ltd.

The Company is principally engaged in investing in natural resource projects in the Russian Federation, and Italy.

2. Going Concern Assumption

These consolidated financial statements have been prepared using Canadian generally accepted accounting principles applicable to a "going concern", which assume that the Company will be able to realize its assets and discharge its liabilities in the normal course of operations.

To address these issues, and as a result of the decline in the precious metals market and Russian investments generally in the mining industry, the Company suspended operations in Russia, including closure of the Company's oil activities. In May 2001 the Moscow office was closed. The Company has redirected its attention to the acquisition of oil and gas assets in Italy.

These consolidated financial statements do not reflect any adjustments that would be necessary if the Company were unable to continue as a "going concern". While management believes that the actions already taken or planned, as described above, will mitigate the adverse conditions and events which raise substantial doubt about the validity of the "going concern" assumption used in preparing these consolidated financial statements, there can be no assurance that these actions will be successful.

If the Company were unable to continue as a "going concern", then substantial adjustments would be necessary to the carrying values of assets, the reported value of liabilities, the reported revenues and expenses, and the balance sheet classifications used. Substantial adjustments may also be necessary if the Company is successful in restructuring its debts. The Company's current liability to Pinnacle Associates Limited, an affiliated company, has been restructured as described in note 16.

(Expressed in CDN Thousands of Dollars)

3. Significant Accounting Policies

(a) General

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles.

(b) Principles of consolidation

The operations of all subsidiaries in which the Company directly or indirectly owns more than 50% of the common shares are included in the consolidated financial statements. Investments in other companies in which the Company owns between 20% and 50% are accounted for under the equity method of accounting.

These consolidated financial statements include the accounts of the following subsidiaries:

Company	Incorporation	% ownership
OAO Geometall	Russia	85.7
OAO Geometall Plus (sold)	Russia	85.7
ZAO Geometall Dukat (sold)	Russia	85.7
ZAO Placer Geometall	Russia	85.7
Sakha Gold Overseas Limited (sold)	Cyprus	100.0
Western Pinnacle Mining (Cyprus) Ltd.	Cyprus	100.0
WP Oil Limited	Cyprus	100.0
WPOS Limited (sold)	Cyprus	100.0
WPM Far East Limited (sold)	Cyprus	100.0
WPM Overseas Limited	Cyprus	100.0

OAO Geometall Plus was sold during the year (Note 8). The inactive subsidiaries, Sakha Gold Overseas Limited, WPOS Limited, WPM Far East Limited, and OVS Pinnacle Associates Limited were sold for the sum of CDN $1.00, in November 2001.

(c) Minority interest in subsidiary companies

Minority interest in the consolidated balance sheets reflects non-controlling owners' share of the net assets of subsidiaries. The combined minority interest in the Company's subsidiaries is 14.3%. As a result of the net liability position in the Company's subsidiaries, no minority interest has been recognized.

(d) Deferred exploration costs

Exploration costs relating to resource properties are deferred until the properties are brought into production, at which time the costs are amortized using the unit-of-production basis or until the properties are abandoned or sold, at which time the deferred costs are written-off.

All resource properties are assessed on a regular basis to determine whether impairment of value has occurred. A property will be written-off at the time exploration results indicate no further work is warranted. If necessary, a property will be written down to net realizable value of reserves, as reserve values are determined.

3. **Significant Accounting Policies** (continued)

(e) Foreign currency

Transactions recorded in foreign currencies and the accounts of foreign subsidiaries have been translated into Canadian dollars as follows:

(i) Monetary assets and liabilities at the approximate rates prevailing at the consolidated balance sheet dates.

(ii) Non-monetary assets and liabilities have been translated at historical rates.

(iii) Deferred costs at the average rates in effect during the period in which costs are incurred.

(iv) Gains or losses resulting from changes in exchange rates are included in the determination of income or loss.

(f) Financial instruments

The Company's financial instruments consist of cash, accounts receivable, accounts payable and debt. The company is exposed to significant interest, currency or credit risks arising from these financial instruments as disclosed in the related notes to the financial statements. The estimated fair value of these financial instruments approximate their carrying values, unless otherwise noted.

(g) Depreciation and amortization

The provision for depreciation and amortization with respect to property, plant and equipment is computed using the straight-line method based on estimated economic lives. Composite depreciation rates are applied to similar types of buildings and equipment having similar economic characteristics, as shown below:

Asset	Average Life
Buildings	14 years
Machinery and equipment	7-10 years
Transport equipment	7 years
Auxiliary equipment and other	3-5 years

(h) Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Actual results may differ from those estimates.

(Expressed in CDN Thousands of Dollars)

3. **Significant Accounting Policies** (continued)

(i) **Stock based compensation**

The company has approved purchase options which are detailed in note 13. No compensation expense is recognized for this plan when shares or share purchase options are issued. Any consideration paid on the exercise of share purchase options or purchase of shares is credited to share capital. If stock or stock options are repurchased, the excess of the consideration paid over the carrying amount of the stock or stock option cancelled is charged to deficit.

(j) **Income (loss) per share**

Income (loss) per share amounts have been calculated based on the weighted average number of shares outstanding during the year. The weighted average number of shares outstanding during the year was 62,154,484 (2000 – 61,307,256).

The company has retroactively applied the Canadian Institute of Chartered Accountants' new accounting standard for earnings per share calculation and disclosure. Under the new standard, the treasury stock method of calculating fully diluted per share amounts is used whereby any proceeds from the exercise of stock options or other dilutive instruments are assumed to be used to purchase common shares at the average market price during the period. The assumed conversion of outstanding common share warrants has an immaterial effect in 2001, and an anti-dilutive impact in 2000.

4. **Prior Period Adjustment**

During the current fiscal year management of the Company determined that certain expenditures and revenue were improperly accrued for the years ended December 31, 2000 and 1999. A prior period adjustment has been recorded to reflect the restated balances of prior period financial statements.

The effect of the error correction on the financial statements as presented is as follows:

	2001	2000
Decrease in salaries expense	$ -	$ (199)
Decrease in office and miscellaneous expense	$ -	$ (16)
Decrease in advisory services revenue	$ -	$ 148
Impact on net loss for the year	$	$ (67)
Decrease in beginning deficit	$ -	$ (196)
Decrease in accounts payable	$ -	$ 411
Decrease in accounts receivable	$ -	$ (148)

(Expressed in CDN Thousands of Dollars)

5. Cash

Cash comprised the following:

Cash in bank		**2001**		2000
Canadian Dollars	$	154	$	121
US Dollars (US$414 and US$176 as of December 31, 2001 and 2000, respectively)		659		265
Russian Rubles (9,787,000 rubles and 10,238,000 rubles as of December 31, 2001 and 2000, respectively)		519		538
	$	**1,332**	$	924

6. Accounts Receivable

Receivables comprised the following:

		2001		2000
Trade receivables	$	32	$	724
Other receivables		834		259
Allowance for doubtful accounts		(557)		-
	$	**309**	$	983

The Company's trade receivables are denominated primarily in rubles and are short-term in nature. Due to significant delays in collection, the Company is subject to the economic risk of currency movements between the time of billing and the receipt of payment. The ruble traded at 19.15 rubles and 19.92 rubles to the Canadian dollar as of December 31, 2001 and April 30, 2002, respectively.

7. Investment in Marketable Securities

The Company owns 500,000 shares of Laverton Gold N.L. At December 31, 2001 the market value is unknown and accordingly the investment has been written down to $1.00. Management believes that Laverton is currently in the process of being relisted and it is anticipated that the Company will be able to dispose of these shares.

8. Investment in Associated Companies

		2001		2000
Omolon Gold Mining Company	$	-	$	22,910
OAO Mayskoe		24		24
ZAO Severnoe Zoloto		29		29
Investment in associated undertaking		5		5
	$	**58**	$	22,968

(Expressed in CDN Thousands of Dollars)

8. **Investment in Associated Companies** (continued)

Omolon Gold Mining Company

Geometall Plus, the Company's 85.7% owned subsidiary, purchased a 27.8% equity stake in Omolon Gold Mining Company (Omolon) for US$3.3 million on November 14, 1993. In October 1995, the shareholders of Omolon contributed additional capital, which resulted in Geometall Plus contributing an additional US$20.5 million. These funds were provided by a loan from the Magadan Administration, see note 11. During the current year this investment was sold, resulting in a gain on extinguishment of net liabilities totaling $15,677 as follows:

Current assets	$	(5)
Investment in associated companies		(22,962)
Current liabilities		26
Short-term loans		37,543
Net liabilities extinguished		14,602
Proceeds on sale		1,075
Net gain on sale	**$**	**15,677**

9. **Deferred Resource Property Expenditures**

		2001		2000
Acquisition costs				
San Marco Permit	$	-	$	-
Pantelleria Permits		29		-
Borsano Permit		18		-
		47		-
Deferred expenses				
San Marco Permit		28		-
Pantelleria Permits		28		-
Borsano Permit		29		-
		85		-
	$	**132**	$	-

During the current fiscal year the Company entered into option agreements with arms-length vendors to purchase various applications for exploration permits in Italy. Deposits made and costs associated with the due diligence have been deferred pending the exercise of the options to purchase. All agreements are subject to the approval of the appropriate regulatory authorities, including the TSX Venture Exchange and Italy. All shares issued under the purchase agreements will be held in escrow in accordance with TSX Venture Exchange regulations and will be released over a 36 month period.

(Expressed in CDN Thousands of Dollars)

9. Deferred Resource Property Expenditures (continued)

a) San Marco Permit

On January 24, 2002, the Company signed an agreement to purchase an application for a permit covering approximately 38,200 hectares in the south-eastern Po Valley on the Adriatic coast of Italy. Consideration for the permit is issuance of 1,687,500 common shares of the Company, at a deemed price of $0.12 and a reimbursement of costs to the vendors of US$41.

b) Pantelleria Permits

In April 2002, the Company exercised its option to purchase two permit applications covering approximately 65,700 and 66,500 hectares respectively. Consideration for these permits, known as Pantelleria West and Pantalleria South, is the issuance of 2,014,497 common shares of the Company at a deemed price of $0.12 and reimbursement of vendors costs totaling US$68 (US$29 paid).

c) Borsano Permit

In April 2002, the Company exercised its option to purchase the Borsano permit application covering approximately 31,800 hectares. Consideration for the permit is the issuance of 1,231,027 common shares of the Company at a deemed price of $0.12 and the reimbursement of costs incurred by the vendors totaling US$41 (US$18 paid).

10. Property, Plant and Equipment

Property, plant and equipment comprised the following:

	2001	2000
Buildings	$ 311	$ 311
Machinery and equipment	1,366	1,304
Transport equipment	98	227
Auxiliary equipment and other	253	535
Accumulated depreciation	(1,480)	(1,557)
	$ 548	$ 820

The short tem loan from the "Almaz-Zoloto Bank" is secured by machinery and equipment with a NBV of $234.

11. Accounts Payable and Accrued Liabilities

Accounts payable comprised the following:

	2001	2000
Pinnacle Associates Limited (Note 16)	$ 386	$ 1,571
Trade payables	163	284
Accrued salaries	74	48
Other accrued liabilities	16	321
	$ 639	$ 2,224

(Expressed in CDN Thousands of Dollars)

12. Convertible Loan

AMP Life

On September 15, 1998, the Company entered into a non-redeemable, zero interest convertible loan agreement in the amount of $750 (US$500) with AMP Life. The principal sum advanced under the convertible loan was repayable, by the issuance of shares of the Company on or before September 1, 2001 at $0.30 per share or, by the issuance of shares of the Company's subsidiary WP Oil Ltd, on or before September 1, 2001 at a price, which equals the price at which WP Oil Ltd completes its first offering of shares.

In February 2002, the loan was converted to shares at a deemed price of $1.20 per share (see consolidation of share capital note 14), 658,333 post-consolidation common shares were issued.

On April 6, 1999, the Company entered into a non-redeemable, zero interest convertible loan agreement in the amount of $300 (US$200) (interest free) with AMP Life. The principal sum advanced under the convertible loan is repayable, by the issuance of shares of the Company on or before April 6, 2001 at $0.25 per share or, by the issuance of shares of the Company's subsidiary WP Oil Ltd, on or before April 6, 2001 at a price, which equals the price at which WP Oil Ltd completes its first offering of shares.

In February 2002, the loan was converted to shares at a deemed price of $1.00 per share (see consolidation of share capital note 14), 316,000 post-consolidation common shares were issued. 316,000 non-transferable share purchase warrants were also issued.

13. Long-Term Debt

The Company's subsidiary, OAO Geometall Plus, had a loan outstanding to the Administration of the Magadan Region of US$29,065 as at December 31, 2000. During the year, the Company disposed of the investment in Omolon and extinguished the corresponding liability (note 8).

Balance as at December 31, 2000	$ 36,419
Foreign exchange adjustment	1,124
Debt extinguished on sale	**$ 37,543**

(Expressed in CDN Thousands of Dollars)

14. Share Capital

Authorized – 100,000,000 common shares without par value

Balance as at December 31, 1999	57,762,020	$	16,481
(a) Issued for cash pursuant to private placement	3,124,333		876
(b) Issued pursuant to a debt settlement agreement	750,000		225
Balance as at December 31, 2000	61,636,353	$	17,582
(e) Escrow shares returned to treasury	(375,000)		-
(f) Issued pursuant to a debt settlement agreement	9,898,572		1,386
Balance as at December 31, 2001	**71,159,925**	**$**	**18,968**

(a) During 2000, the Company entered a private placement agreement to raise a total of $876 (US$583). On January 17, 2000, the Company issued 3,124,333 units at $0.30 per unit, for total proceeds of $937. Each unit consists of one share and one half non-transferable share purchase warrant. A Finder's fee of $61, and 312,433 half non-transferable share purchase warrants were issued in relation to this placement. The warrant holders are entitled to purchase an additional share for each whole warrant at $0.35 for the first year and at $0.40 for the second year.

(b) Pursuant to a share for debt settlement agreement accepted by the TSX Venture Exchange (formerly the Canadian Venture Exchange), the Company issued 750,000 shares at a deemed price of $0.30, to settle debts to Pinnacle Associates Limited of $225 (US$150).

(c) As at December 31, 2001 there were warrants to purchase 1,718,382 shares of the Company at a price of $0.40 per share, expiring January 5, 2002. Subsequent to the year end all warrants expired unexercised.

(d) As at December 31, 2000, there were options to officers, directors and employees to purchase 2,575,000 shares of the Company at $0.30, expiring November 12, 2002. During the year, all options were cancelled, at December 31, 2001 there were no options outstanding.

(e) At December 31, 2000, 375,000 shares were held in escrow; these shares were returned to treasury in January 2001.

(f) Pursuant to a share for debt settlement agreement accepted by the TSX Venture Exchange, the Company issued 9,898,572 (pre-consolidation) common shares at a deemed price of $0.14 per share to settle accounts payable totaling $1,386.

(g) In January 2002, the Company consolidated its share capital on the basis of one new share for each 4 old shares.

(Expressed in CDN Thousands of Dollars)

15. Income Tax

The Company has approximately $2,314 of Canadian non-capital losses carryforward as of December 31, 2000 which may be applied against future taxable income and expire at varying dates up to 2007. No benefit in respect of these losses has been recognized in these consolidated financial statements.

The Company, through its subsidiary Geometall, conducts a significant amount of its business in Russia. Russia currently has a number of laws related to various taxes imposed by both federal and regional governmental authorities. Applicable taxes include value added tax, corporate income tax (profits tax), a number of turnover based taxes, and payroll (social) taxes, together with others. In addition, there are also various industry taxes including excise and mineral replenishment taxes. Laws related to these taxes have not been in force for significant periods, in contrast to more developed market economies; therefore, implementing regulations are often unclear or nonexistent. Accordingly, few precedents with regard to issues have been established. Often, differing opinions regarding legal interpretation exist both among and within government ministries and organizations (like the State Tax Service and its various inspectorates); thus, creating uncertainties and areas of conflict. Tax declarations, together with other legal compliance areas (as examples, customs and currency control matters) are subject to review and investigation by a number of authorities, who are enabled by law to impose extremely severe fines, penalties and interest charges. These facts create tax risks in Russia substantially more significant than typically found in countries with more developed tax systems.

Generally, tax declarations remain open and subject to inspection for three-year period. Management believes that the Company is in substantial compliance with the tax laws affecting its operations; however, the risk remains that the relevant authorities could take differing positions with regard to interpretive issues and the effect could be significant. The fact that a year has been reviewed does not close that year, or any tax declaration applicable to that year, from further review during the three-year period.

16. Related Party Transactions

Pinnacle Associates Limited

The Chief Executive Officer and director of the Company, is a principal of Pinnacle. Pinnacle provided personnel for general consulting services, including geological and engineering, accounting, administration and project management, as required in support of the Company's development of the Russian Federation projects. Such services were provided at cost, until February 26, 1999 at which time the agreement was terminated.

Included in accounts payable is $386 (US$242) (2000 - $1,571 (US$1,048)) as at December 31, 2001, relating to reimbursements, and accrued interest. During fiscal 2000, the Company received approval from the Canadian Venture Exchange to settle $225 (US$150) of this payable by issuance of shares at a deemed price of $0.30. A promissory note was issued in consideration of $579 (US$386), this note is payable February 26, 2002. A two year convertible loan for $750 (US$500) was also issued, the loan bears interest at 10% per annum and is convertible into common shares at a price of $0.35 for the first year and $0.40 in the second year. The remainder of the loan is unsecured and does not bear interest. During the year, $1,330 (US$851) of this debt was settled through the issuance of shares, see note 14.

(Expressed in CDN Thousands of Dollars)

17. Contingencies and Commitments

a) Current Russian Environment

In recent years, Russia has undergone substantial political, economic and social change. As an emerging market, Russia does not possess a well-developed business and regulatory infrastructure that would generally exist in more mature free market economies. As a result, operations carried out in Russia involve significant risks that are not typically associated with those in developed markets. Such risks were evidenced when on August 17, 1998, the government announced that it would not meet its obligations under its short-term ruble denominated treasury bills (GKO's) and certain other ruble denominated securities. The government also announced a widening of the ruble-trading corridor that was soon abandoned altogether and a moratorium on certain foreign currency payments. The actions of the Russian government led to a severe devaluation of the ruble, a sharp increase in the rate of inflation, the near collapse of the banking system, significant defaults on foreign currency obligations, a dramatic decline in the prices of Russian debt and equity securities and an inability to raise funds in the international capital markets during 1998 and 1999. Furthermore, since August 1998, the Russian economy has been characterized by rising unemployment and underemployment, high government debt relative to gross domestic product, high levels of inter company debt, high levels of corporate insolvency, highly volatile foreign currency exchange and interest rates, and an unstable stock market. In the absence of significant external sources of funding, it is not clear what actions the Russian government can or will take in the present circumstances. This, among other things, has resulted in a certain degree of political and economic instability. Several governments have been appointed and dismissed during the past 18 months, and ultimately the President resigned on December 31, 1999. On March 26, 2000, Vladimir Putin won the presidential election with a clear majority. It is unclear what steps he will take regarding the economic situation of the country.

Further political and economic instability could subject the Company to unpredictable changes in the basic business infrastructure under which it currently carries out its operations. Uncertainties regarding the political, legal, tax or regulatory environment, including the potential for adverse changes in any of these factors could significantly affect the Company's ability to operate commercially.

The Company will continue to be affected, for the foreseeable future, by these significant uncertainties in Russia. As a result, there are significant uncertainties that may affect future operations, the recoverability of the Company's assets, and the ability of the Company to maintain or pay its debts as they mature. The accompanying financial statements do not include any adjustments that may result from the future clarification of these uncertainties. Such adjustments, if any, will be reported in the Company's financial statements in the period when they become known and estimable.

The Company has received an exploration subsidy from the Russian Ministry of Natural Resources. This subsidy is repayable upon the exploitation of a commercial deposit, or the Company may elect to pay a gross royalty of between 4 and 8%. The royalty or repayment option is determined by the Company and only paid upon exploitation. Should an exploitation license not be developed then no amounts are repayable.

(Expressed in CDN Thousands of Dollars)

17. Contingencies and Commitments (continued)

b) Investor relations agreement

Effective April 1, 2002 the Company has entered into an investor relations services agreement with an arms-length party. The agreement provides that the Company will pay a maximum of $100,000 annually plus out of pocket expenses.

18. Subsequent Events

a) Directors' and employees options to purchase 1,680,000 (post consolidation) common shares of the Company were granted after December 31, 2001. The options are exercisable at $0.24, for a period of three years from the date of grant.

b) Subsequent to December 31, 2001 the Company entered into a non-brokered private placement for 2,750,000 units at $0.20 per unit. Each unit consists of one common share and one non-transferable share purchase warrant, each warrant may be exercised at $0.20 for two years from the date of issue. This placement had not closed as of the audit report date.

19. Segmented Information

During the current fiscal year the Company had one operational activity, mineral property exploration and exploitation. This operation was performed in the countries of Russia, Canada and Italy, thus geographical segments are presented.

2001	CANADA	RUSSIA	ITALY	TOTAL
Revenue				
Mining operations	$ -	$ 1,861	$ -	$ 1,861
Advisory services	104	289	-	393
Interest	18	13	-	31
Foreign exchange gain (loss)	(1,085)	(20)	-	(1,105)
	(963)	2,143	-	**1,180**
Expenses				
Write-down of capital assets	121	-	-	121
Write-down of marketable securities	13	-	-	13
Gain on sale of Omolon	-	(15,677)	-	(15,677)
Administration	1,434	2,623	-	4,057
	1,568	(13,054)	-	**(11,483)**
Income (loss) for the year	$ (2,531)	$ 15,197	$ -	**$ 12,666**
Identifiable assets	$ 817	$ 1,729	$ 132	**$ 2,678**

(Expressed in CDN Thousands of Dollars)

19. Segmented Information (continued)

2000	CANADA	RUSSIA	ITALY	TOTAL
Revenue				
Mining operations	$ -	$ 1,053	$ -	$ 1,053
Advisory services	395	1,620	-	2,015
Interest	30	2	-	32
Foreign exchange gain (loss)	(166)	-	-	(166)
	259	2,675	-	2,934
Expenses				
Write-off of Dukat	-	16,092	-	16,092
Loss on equity investments		1,516	-	1,516
Administration	437	4,248	-	4,685
	437	21,856	-	**22,293**
Loss for the year	$ 178	$ 19,181	$ -	**$ 19,359**
Identifiable assets	$ 837	$ 25,382	$ -	**$ 26,219**

PROXY

WPN RESOURCES LTD.

(SOLICITED BY MANAGEMENT OF COMPANY)

I, ______________________________, of ____, being
(Please Print) (Address)
a member of WPN RESOURCES LTD., hereby appoint **Glenn Whiddon**, or failing him, **Cyrus Driver**, or failing him, ________________________________ as my Proxy, to attend and vote for me and on my behalf at the Annual General Meeting of the shareholders of the Company, to be held **Friday, June 28, 2002 at 11:00 a.m**. local time, and any adjournments thereof.

PROXY INSTRUCTIONS

I hereby direct my Proxy to vote with respect to the matters referred to in the Notice of Meeting as follows:

		FOR	**AGAINST**
1.	Approval of a Resolution to fix the number of Directors for the ensuing year at **four (4)**	______	______
		FOR	**WITHHOLD**
2.	Election as Directors of Nominees named in Information Circular:		
	GLENN WHIDDON	______	______
	JEREMY ENG	______	______
	ROBERT CROSS	______	______
	PETER BLAKEY	______	______
3.	Approval of a Motion to appoint MacKay and Partners, Chartered Accountants, as Auditors for the ensuing year.	______	______
		FOR	**AGAINST**
4.	Approval of granting Director and Employee options	______	______
5.	Approval of amendment of existing stock options	______	______
6.	Approval of a motion to ratify Directors' actions during the past year	______	______
7.	Approval of transacting such other business as may properly come before the Meeting or any adjournment thereof	______	______

The shares represented by this proxy may be voted on the above items by marking "X" in the space provided for that purpose.

The undersigned hereby revokes any proxy previously given.

Executed on the __________ day of ______________________, 2002.

____

Number of Shares Held

____

Signature of Member

____

Name of Member (Please Print)

____

Address

____

City/Province

NOTE:

1. Complete this form of proxy and **deposit with or mail to Pacific Corporate Trust Company, 10th Floor - 625 Howe Street, Vancouver, B.C. V6C 3B8**. Proxies should be mailed so that they are received not less than 48 hours before the Meeting (exclusive of Saturdays, Sundays and holidays).
2. A PROXY WILL NOT BE VALID UNLESS IT IS DATED AND SIGNED BY THE MEMBER OR THE MEMBER'S ATTORNEY IN WRITING. JOINT OWNERS SHOULD EACH SIGN THE PROXY AND WHERE THE PROXY IS SIGNED BY A CORPORATION EITHER ITS COMMON SEAL MUST BE AFFIXED TO THE PROXY OR IT SHOULD BE SIGNED BY THE CORPORATION UNDER THE HAND OF AN OFFICER OR ATTORNEY DULY AUTHORIZED IN WRITING, WHICH AUTHORITY MUST ACCOMPANY THE PROXY.
3. If a member wishes to appoint a person other than those whose names are printed on the form of proxy, the member should strike out the names provided and insert the name of his nominee as proxyholder in the space provided for that purpose.

Name	**Securities Under Options/ SARs Granted (#)**	**% of Total Options/ SARs Granted to Employees in Financial Year**	**Exercise or Base Price ($/Security)**	**Expiration Date**
Nil				

In addition to the options granted during the most recently completed financial year to the Executive Officers named above, the following incentive options are presently outstanding to the Company's Directors, Officers and employees:

Name of Director, Officer, Employee	**Number of Shares Under Option**	**Date of Grant**	**Exercise Price Per Share**	**Expiry Date**
Nil				

The following table summarizes options exercised by Executive Officers during the most recently completed financial year of the Company:

Name	**Securities Acquired on Exercise (#)**	**Aggregate Value Realized ($)**	**Unexercised Options/SARs at FY-End ($)** **Exercisable/ Un-exercisable**	**Value of Unexercised in the Money Options/SARs at FY-End ($)** **Exercisable/ Un-exercisable**
Nil				

In addition to the options referred to above, the following are the particulars of stock options exercised by Directors, Officers and employees during the most recently completed financial year-end of the Company:

Name of Director, Officer, Employee	**Number of Shares**	**Date of Grant**	**Price Per Share**	**Date Option Exercised**
Nil				

The aggregate net value of these options, being the market value of the shares on the date of exercise less the exercise price, was **$-nil-**. No amendments or re-pricing has been made to existing stock options since the date of grant **during the fiscal year ended December 31, 2001**.

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

Since the beginning of the last completed financial year there has been no indebtedness to the Company by any Director, Senior Officer, proposed nominee for election as a Director or associate of any such person.

COMPENSATION OF DIRECTORS

There are no standard or other arrangements under which Directors of the Company were compensated by the Company or its subsidiaries during the most recently completed financial year for acting in their capacity as Directors. There are no arrangements under which Directors of the Company were compensated by the Company or its subsidiaries during the most recently completed financial year for services rendered as consultants or experts, except that as of November 8, 2001, Jeremy Eng receives US$1,000 per month for director fees and US$2,000 per month for consultant's fees.

APPOINTMENT OF AUDITORS

The Company appointed new auditors effective March 16, 2001. The appointment was effective as of the date of the resignation of the incumbent auditors, Arthur Anderson, Chartered Accountants. The new auditors are MacKay & Partners, Chartered Accountants, of #1000 - 1190 Hornby Street, Vancouver, B.C. V6Z 2W2.

The Company will move to appoint MacKay & Partners, Chartered Accountant, of #1000 - 1190 Hornby Street, Vancouver, B.C. V6Z 2W2 as Auditors of the Company, at a remuneration to be negotiated between the Auditors and the Directors.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON AT THE MEETING

In addition to the appointment of Directors and Auditors and approval of Financial Statements the Meeting will be asked to consider the following items:

(a) **Report to Shareholders**

Approval of written report to the shareholders from the Board of Directors as supplemented at the Meeting by verbal comments by management officials present at the meeting.

(b) **Number of Directors**

Approval of a Resolution to fix the number of Directors for the ensuing year at **four (4)**.

(c) **Approval of Stock Options**

The Company may grant, pursuant to the policies of the TSX Venture Exchange ("TSX") incentive stock options to its directors, employees, consultants or management company employees in consideration of their providing services to the Company. The number of shares subject to option and the exercise price of the option is determined by the Company's Board of Directors, subject to the guidelines established by the TSX. Accordingly, shareholder approval will be sought at the Meeting by way of an ordinary resolution approving the grant to the Board of Directors of a general authority to grant to the directors, senior officers and employees of the Company, until the next Annual General Meeting of the Company, incentive stock options in such amounts and at such exercise prices per share as may be agreed upon, provided that such are in accordance with the policies of the TSX.

(d) **Amendments to Incentive Stock Options**

TSX policy requires that listed companies obtain disinterested shareholder approval for amendments to previously granted incentive stock options if the optionee is an insider of the listed company at the time of the proposed amendment. Disinterested shareholder approval means approval by the majority of the votes cast by all shareholders at the Shareholders Meeting excluding votes attached to shares beneficially owned by insiders and their associates. Accordingly, disinterested shareholders will be asked to approve an ordinary resolution granting to the Board of Directors the authority to vary the exercise price of options previously granted to insiders of the Company, provided that such amendments are in accordance with the policies of the TSX and that no further approval from the shareholders be required prior to the exercise of all or any part of any such options which may be varied.

(e) **Directors' Actions**

Approval and ratification of all of the Directors' actions during the period since the last Annual Meeting of the Shareholders.

(f) **Approval of Other Business**

Approval of such other business as may properly come before the meeting or any adjournment thereof.

Save for the matters referred to herein, Management knows of no other matters intended to be brought before the Meeting. However, if any matters which are not now known to Management shall properly come before the Meeting, the Proxy given pursuant to this solicitation by Management will be voted on such matters in accordance with the best judgment of the person voting the Proxy, in the event such discretionary authority is provided in the Proxy.

ADVANCE NOTICE of the Meeting was published **April 29, 2002**, in the **Vancouver Province**, Vancouver, British Columbia.

DATED at Vancouver, B.C., **May 16, 2002**.